Exhibit 16.2

July 21, 2005

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Ladies and Gentlemen:

This letter will confirm that we reviewed Item 4.01 of the Form 8-K/A, Amendment No. 2 of Knobias, Inc., formerly known as Consolidated Travel Systems, Inc., dated November 19, 2004, captioned "Changes in Registrant's Certifying Accountant," and that we agree with the statements made therein as they relate to HJ & Associates, LLC. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Horne CPA Group or the approval of such engagement by the Audit Committee of the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

HJ & Associates, LLC
Salt Lake City, Utah